SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “Asia America Gateway submarine cable goes live” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

November 11, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Asia America Gateway submarine cable goes live”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

November 11, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto entitled “Asia America Gateway submarine cable goes live”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 11, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “Asia America Gateway submarine cable goes live”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 11, 2009

Exhibit 1

PRESS RELEASE

Asia America Gateway submarine

cable goes live

MANILA, Philippines, November 10, 2009 – The Philippine Long Distance Telephone Co. and its partners in the 20,000 km-long Asia America Gateway (AAG) submarine cable network today announced the completion of its comprehensive test requirement, a milestone that now enables AAG to begin carrying commercial traffic.

The fully-operational 20,000 km AAG cable network is the first cable system to directly link South East Asia and the United States. The cable system links Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong and the Philippines to the United States, where it lands in Guam, Hawaii and California.

The AAG cable network has been planned and designed to avoid geographically hazardous areas with known seismic activities, increasing the reliability of the traffic between South East Asia and the United States. With an initial equipped capacity of 500 Gigabits per second, the cable network is upgradeable using field-tested DWDM technology.

In addition to linking the high growth South East Asia markets to the United States, this cable network also provides seamless connectivity to Australia, India, Europe and even Africa via common landing points/countries along its route.

The AAG cable network will more than double the PLDT Group’s capacity to more than 250 Gbps, improve resilience and diversity, as well as position the Group to further bring to a higher level the quality of services to customers such as PLDT and Smart’s broadband internet users, BPOs and call centers, as well as corporate customers.

The AAG consortium teams together with PLDT’s network team worked tirelessly to ensure that the cable network was installed and implemented satisfactorily. The commissioning program included a full range of system testing and confidence trials in order to ensure the highest levels of service for the life of the cable.

The AAG consortium was formed in April 2007 to build this 2 Terabits per second fiber optic submarine cable network.

Exhibit 1

Aside from PLDT who helped spearhead this project , the AAG consortium is composed of the following: AT&T* (United States), Bayan Telecommunications Inc. (Philippines), Bharti AirTel Limited (India), Government of Brunei Darussalam (Brunei), British Telecom Global Network Services (UK), CAT Telecom PCL (Thailand), Eastern Telecommunications Philippines Inc. (Philippines), FPT Telecom (Vietnam), PT Telekomunikasi Indonesia International (Indonesia), Saigon Postel Corporation (Vietnam), StarHub (Singapore), Telekom Malaysia (Malaysia), Telcotech Limited (Cambodia), Telstra (Australia), Telecom New Zealand International (New Zealand), Viettel (Vietnam), and Vietnam Post & Telecommunications Group (Vietnam).

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons: Ramon R. Isberto PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: +63 2 5113100	Horace A. Lavides PLDT Senior Manager Tel. No.: +63 2 8168684 Email: halavides@pldt.com.ph

*AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 11, 2009